Exhibit 99.2

Investment Counsel Since 1911

June 5, 2014

Mr. Tom Olofson	Via Federal Express

Mr. Bryan Satterlee

EPIQ Systems Inc.

501 Kansas Avenue

Kansas City KS 66105

Dear Tom & Bryan:

I appreciate your taking time with me last week in New York to review the outlook for EPIQ. As you both know, Villere and Company has patiently owned shares of EPIQ for ourselves and our clients for some time. Our recent 13F filing indicates we own and manage about 16% of the outstanding shares. As long time investors, we are concerned about the poor stock performance of EPIQ and think that now is a good time for you and the board to consider strategic alternatives for the company for the following reasons:

1)	The share price has underperformed the Russell 3000 for the past one, five and ten years.

2)	EPIQ can avail itself of historically low interest rate structures at present.

3)	EPIQ trades at a discount to its potential value.

4)	Visibility in both e-discovery and bankruptcy revenues can support a higher debt structure than is presently used.

5)	Institutional appetite for EPIQ has waned due to concentrated ownership and low board turnover.

6)	The expenses of a public company can be eliminated and management can focus on what they do best.

We believe that the board in the current situation, consistent with its fiduciary duty to its shareholders, is compelled to analyze strategic alternatives to realize additional value for its shareholders. As I noted last week, Villere & Co. is bound to act in the best interests of our clients and we believe our clients are best served by EPIQ reviewing means of unlocking this value. We look forward to discussing these points further with you. I would appreciate a response within 20 days of the date of this letter.

Sincerely,

/s/ George V. Young
George V. Young

St. Denis J. Villere & Company, LLC, 601 Poydras Street, Suite 1808, New Orleans, LA 70130

Telephone 504-525-0808, 1-877-VILLERE, Facsimile 504-522-2747, www.villere.com